FOURTH AMENDMENT TO LLC OPERATING AGREEMENT
of
POPOCA OAKLAND, LLC
A Limited Liability Company established in California

We, the Members of Popoca Oakland, LLC, through the consent of a Majority of the Members as per Section 5.1A of the Operating Agreement, hereby resolve and confirm on May 1, 2023, the following to be effective:

1. Section 3.3A shall be amended to read:

Classes of Units. Membership Interests in the Company shall be reflected as Units. The Company shall have three classes of Units: Class A Units, of which one thousand (1,000) are authorized; Class B Units, of which two thousand (2,000) are authorized; and Initial Member Units, of which seventeen thousand (17,000) are authorized. The holders of each class of Units shall have such relative rights and duties as set forth in this Agreement. Except as otherwise required by law or by this Agreement, the holders of any classes of Units shall be entitled to vote on, make any determination of, or consent to, any matter to be acted upon by the Members in respect of the Company with Class B Non-Managing Members subject to the Lead Investor Agreement. Subject to compliance with the terms and conditions hereof, the Manager may (i) establish one or more additional classes of Units, and/or (ii) issue any such Units to existing or new Members.

2. Section 4.2B shall be amended to read:

Each Class B Member shall be entitled to receive, prior and in preference to the Class A Members and Initial Members receiving any distributions, that Member's pro rata share of the Available Cash until such time that all Class B Members have been paid One Hundred and Twenty-Five Percent (125%) of the amount invested by each Class B Member ("Class B Recapture"). For avoidance of doubt, if all Class B Units are subscribed, then all Class B Members as a whole will receive 20% of distributed profits, however if only a portion of the Class B Units are subscribed, each Class B Unit Holder shall receive an amount equal to the pro rata portion of the entirety of the Class B Units that were subscribed. To illustrate this further, if 1,000 Class B Units are subscribed, then the Class B Members as an entire class will receive an aggregate of 10% of the Available Cash, with each Class B member receiving their pro rata share of that 10%. Any unsubscribed Class B Units shall remain as Initial Member Units and be treated as per Section 4.2(C). Any distributions by Company under this Section 4.2(B) shall be in accordance with the agreements between Class B Members and Wefunder, Inc., including the SPV Subscription Agreement, Investor Agreement, Lead Investor Agreement, and Rule 3a-9 Undertakings Agreement, as applicable.

3. Section 4.2C shall be amended to read:

All remaining Available Cash not distributed to the Class A and Class B Members shall be distributed to the Initial Members in amounts equal to the Initial Member's Percentage Interest.

4. Section 6.10 shall be amended to read:

Repurchase Rights Concerning Class B Units. The Company, upon the discretion of the Manager, may elect to repurchase any of the Class B Units following the Class B Recapture described in Section 4.2(B). If the Manager elects to have the Company exercise such rights with respect to a Class B Member, then the Company shall send notice to the Member whose Units are being purchased. The purchase price in such event shall be the sum equal to the Member's original Capital Contributions for such Units plus an annual, simple interest rate of one percent (1%). The closing of such repurchase shall take place within sixty days of such notice and the purchase price must be paid in full at the time of the closing.

Example: if a Member purchased their Units for $25,000, and the closing of the repurchase takes place three years later, then the amount due hereunder would be $25,750 ($25,000 at 1% simple interest for three years).

5. All other sections of the attached current LLC Operating Agreement of Popoca Oakland, LLC remain in full force and effect.

The undersigned have duly executed this Fourth Amendment to the Popoca Oakland, LLC Operating Agreement on the date written above:

_____
Anthony Salguero, Manager

_____
Anthony Salguero, Member

EXHIBIT A

NAMES, ADDRESS, INITIAL CAPITAL CONTRIBUTIONS, UNITS AND PERCENTAGE INTEREST OF MEMBERS

INITIAL MEMBERS

Name and Address of Members	Capital Contributions	Units	Percentage Interest
Anthony Salguero 2615 Moyers Road Richmond, CA 94806	$5,857.45 & Non-Cash Investment	17,650 Units	88.25%
Bia Luna 908 Mossbridge Court Pleasant Hill, CA 94523	Non-Cash Investment	400 Units	2.0%
Linda Ramos 2615 Moyers Road Richmond, CA 94806	$16,256.07 & Non-Cash Investment	1,100 Units	5.5%
TOTAL	$11,714.89	**19,750 Units**	**98.75%**

CLASS A NON-MANAGING MEMBERS**

Name and Address of Members	Capital Contributions	Units	Percentage Interest
Jateen Parekh 4445 Turner Ave. Oakland, CA 94605	$10,000	100 Units	0.50%
Kevin Marropquin 83 Robinson Ave. Pittsburg, CA 94565	$10,000	100 Units	0.50%
Herbet Salguaro 1048 Barnsbury Ct Vacaville, CA 94687	$5,000	50 Units	0.25%
Damon McCormick 5637 Masonic Avenue Oakland, CA 94618	$20,000	200 Units	1.0%
TOTAL	**$45,000.00**	**450 Units**	**2.25%**

CLASS B NON-MANAGING MEMBERS***

Name and Address of Members	Capital Contributions	Units	Percentage Interest
	_____	_____	_____

TOTAL

* The total number of Units held by each Initial Member and the Percentage Interests shall be subject to adjustment as additional Units are sold and issued, per the terms of the Agreement.

** The total number of Class A Units shall be subject to adjustment as additional Units are sold and issued, per the terms of the Agreement.

*** The total number of Class B Units shall be subject to adjustment as additional Units are sold and issued, per the terms of the Agreement.